June 9, 2008

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Intelligent Systems Corporation Form 10-KSB for the Fiscal Year Ended December 31, 2007 Form 8-K Filed April 8, 2008 File No. 001-09330

Dear Mr. Krikorian:

This letter responds to your letter of May 7, 2008 commenting on the above referenced filings of Intelligent Systems Corporation (the “Company”). Specifically you asked us to respond to comments on (i) the revenue recognition policy as described on page F-11 of our Form 10-KSB and (ii) our consideration of SFAS 144 with respect to the matter disclosed in the Form 8-K filed April 8, 2008. Our response is set forth below.

Form 10-KSB for the Fiscal Year Ended December 31, 2007 (“Form 10-KSB”)
Notes to Consolidated Financial Statements, page F-8
Note 1: Organization and Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-11

SEC Comment: Explain the nature of any multiple element arrangements including the accounting treatment for each deliverable of these arrangements. In this regard, you disclose that you “are presently utilizing the completed contract method” to recognize software license fees for new software products that contain significant production, modification and/or customization that are accounted for under SOP 81-1. We further note that you disclose that service revenue related to customization services is recognized when the services are performed. Your response should provide a clear understanding of your various multiple element arrangements and the accounting and separation guidance relied upon for each type of deliverable.

Company Response:
The Company notes the Staff’s comment and has reviewed its software revenue recognition accounting policy footnote. The Company’s software arrangements include the following:

(1)
an initial contract with the customer to license certain software and provide services to get the customer live on the software (such as training and customization) and to provide maintenance and support (“PCS”) for a specified period of time thereafter (typically 12-month periods).

(2)	other optional standalone contracts, performed usually after the customer is live on the software, for services such as new interfaces or custom features requested by the

Response to SEC Comment Letter Dated May 7, 2008

customer, additional training and problem resolution not covered in annual maintenance contracts.

(3)	purchase of additional licenses after the initial contract at the option of the customer.

The Company reviews each contract to determine if multiple elements exist. As such, only arrangements under point (1) above contain multiple elements. The Company’s revenue recognition policy for each of the situations described above, are discussed further hereinafter.

(1)
An initial contract with the customer to license certain software and provide specified services to get the customer live on the software (such as training and customization) and to provide maintenance and support for a specified period of time thereafter (typically 12-month periods).

Presently, the initial software contracts are accounted for in accordance with paragraph 74 of SOP 97-2, “Software Revenue Recognition” (“SOP 97-2”). Since the software requires significant modification or customization that is essential to its functionality, the criteria for separate accounting are not met. Paragraph 74 of SOP 97-2 requires revenue recognition utilizing Accounting Research Bulletin (“ARB”) No. 45, “Long-term Construction Type Contracts”, using the relevant guidance in SOP 81-1, “Accounting for Performance of Construction Type and Certain Production Type Contracts.” The Company presently uses the completed contract method under SOP 81-1 to account for its contracts and defers all contract revenue until the software is accepted by the customer and any refund rights have expired. At present, we use the completed contract method as we do not have a historical basis on which to prepare reliable estimates of percentage-of-completion for these contracts. Moreover, there are inherent risks with these early customer implementations, such as changes in customer requirements or software bugs that make estimates unreliable.

Accordingly, software revenue related to the license and the specified service elements (except for PCS) in the initial contract are recognizable at the completion of the contract, when (i) there are no material uncertainties regarding customer acceptance, (ii) cancellation provisions, if any, have expired and (iii) there are no significant obligations remaining. The Company accounts for the PCS element contained in the initial contract in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables,” whereby revenue related to the PCS element is based on vendor-specific objective evidence of fair value and is recognized ratably on a straight-line basis over the period specified in the contract. Upon renewal of the PCS contract by the customer, the Company recognizes revenues ratably on a straight-line basis over the period specified in the PCS contract.

The Company acknowledges that its revenue recognition policy erroneously states that it follows the “residual” method guidance contained in SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to account for multiple elements in arrangements that are accounted for under SOP 81-1. The appropriate guidance is contained in EITF 00-21 and the footnote reference should have described it as such. The Company notes that a change in the footnote reference would

Response to SEC Comment Letter Dated May 7, 2008

have had no impact on the Company’s results of operations, as the criteria in EITF 00-21 to separately account for the PCS element were met in all instances. The Company supplementally advises the Staff that it will revise future disclosures in its footnotes to its financial statements to augment its accounting policy disclosure relative to revenue recognition for its multiple-element arrangements.

(2)
Other optional standalone services contracts, performed usually after the customer is live on the software, for services such as new interfaces or custom features requested by the customer, additional training, problem resolution not covered in annual maintenance contracts, etc.

Services provided under standalone contracts that are optional to the customer and are outside of the scope of the initial contract, are single element services contracts. These standalone services contracts are not essential to the functionality of the software contained in the initial contracts and generally do not include acceptance clauses or refund rights as are typical in the initial software contracts, as described above. Revenues from these services contracts are recognized when the services are performed, as explained on page F-12 of the Form 10-KSB as follows: “service revenue related to implementation, consulting, customization, training and other professional services is recognized when the services are performed.”

(3)	Purchase of additional licenses (multiple licenses) after the initial contract at the option of the customer.

Revenues from arrangements whereby the customer purchases additional licenses of the software after the initial contract are recognized in accordance with paragraph 21 of SOP 97-2, when all the criteria for revenue recognition are met, as specified in paragraph 8 of SOP 97-2.

Form 8-K filed April 8, 2008 (“Form 8-K”)

SEC Comment: We note that on April 4, 2008 you entered into an asset purchase agreement to sell substantially all the assets related to VISaer’s business to IBS Technics, Inc. Tell us what consideration you gave to the reporting and disclosure requirements of SFAS 144.

Company Response:
At December 31, 2007, the Company was in discussions with IBS Technics, Inc. regarding the possible sale of VISaer’s business. The Company reviewed the events and circumstances related to the possible sale under the guidelines of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and determined that it did not meet the requirements for classification as a long-lived asset held for sale as of December 31, 2007. Paragraph 30 of SFAS 144 states that a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all six listed criteria are met. The sale of the VISaer business did not meet all six criteria at December 31, 2007.

Specifically, the following criteria listed in Paragraph 30 of SFAS 144 were not met:

Response to SEC Comment Letter Dated May 7, 2008

a.
Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group). Company management did not commit to a plan to sell the VISaer business prior to April 3, 2008. Moreover, management had not been authorized by the Boards of Directors of VISaer or of the Company to sell the asset until April 3, 2008. The buyer is an independent third party and former supplier of India-based software developers for VISaer. The buyer made an unsolicited approach to the Company expressing an interest in acquiring the VISaer business to round out a gap in its product offering. Given the changing and difficult dynamics of the worldwide aviation industry in which VISaer sells its products, a sale to a larger company with greater resources and a global presence was of interest to the Company under the right terms and conditions. Management had no plan to sell the VISaer business before being approached by the buyer and did not enter into any term sheets or other agreements to sell the business prior to signing the Asset Purchase Agreement (“APA”) on April 4, 2008.

c.
An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated. As explained above, the Company was not actively trying to locate a buyer to complete a plan to sell the asset but rather was responding to an unsolicited interest from a strategic supplier. The Company had not committed to a plan to sell the business.

d.
The sale of the asset (disposal group) is probable and the transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year, except as permitted by paragraph 3. Until the APA was signed, there was considerable doubt that a transaction would occur. Conducting negotiations and due diligence with a company headquartered in India was very difficult. As late as early April 2008, the buyer was changing its proposed terms and conditions. Furthermore, the APA had closing conditions, such as customer consents to contract assignments and all employees accepting hiring offers, that were outside of the Company’s control. Such closing conditions, if not satisfied or waived, could have caused the transaction not to close. Accordingly, as of December 31, 2007, management could not conclude that a sale of the asset was probable.

e.
The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. As explained in sections a. and c. above, management was not actively marketing the asset and had not determined a price for the VISaer asset at December 31, 2007.

f.
Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. As there was no plan adopted, this criterion was not met.

As a result of the above facts and circumstances, VISaer’s business did not meet the requirements in SFAS 144 to be classified as held for sale at December 31, 2007 and, therefore, continued to be classified as held and used until meeting the requirements for held for sale classification on April 3, 2008. The Company will comply with the reporting and disclosure requirements of SFAS 144, as set forth in Paragraphs 41 through 48, during the quarter ended June 30, 2008, which is the period in which the VISaer business was disposed of.

Response to SEC Comment Letter Dated May 7, 2008

Due to certain triggering events, as discussed in SFAS 144, paragraph 8, that indicated that the carrying amount of the VISaer asset group may not be recoverable, the Company tested the asset group for recoverability at December 31, 2007 and concluded that the asset group was not impaired. Effective April 16, 2008, the Company realized a gain on the sale of the VISaer business in the approximate amount of $3.4 million.

As requested, the Company acknowledges that:

•	the Company is responsible for the accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is fully responsive to your comments. If you need any additional information, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Bonnie L. Herron

Bonnie L. Herron
Chief Financial Officer